Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Profound Medical Corp. (“Profound” or the “Company”)

Unit 6, 2400 Skymark Avenue

Mississauga, Ontario

L4W 5K5

2.	Date of Material Change

December 6, 2024

3.	News Release

A press release relating to the material change was disseminated via Globe Newswire on December 6, 2024 and was subsequently filed on SEDAR+.

4.	Summary of Material Change

On December 6, 2024, the Company announced the pricing of an underwritten public offering (the “Offering”) of 4,666,700 common shares (the “Common Shares”) at a public offering price of $7.50 per Common Share.

5.	Full Description of Material Change

5.1	Full Description of Material Change

On December 6, 2024, the Company announced the pricing of an Offering of 4,666,700 Common Shares at a public offering price of $7.50 per Common Share. In addition, Profound granted the underwriters a 30-day option to purchase up to an additional 700,005 Common Shares at the public offering price, less underwriting discounts and commissions (the “Over-Allotment Option”). In connection with the Offering, the Company agreed to pay to the underwriters an aggregate cash fee equal to 6.0% of the gross proceeds from the sale of the Common Shares in the Offering. The Offering closed on December 10, 2024. The Over-Allotment Option was fully exercised in connection with the closing of the Offering. All of the securities in the Offering were offered by Profound. The gross proceeds of the Offering to Profound, before deducting the underwriting discounts and commissions and other offering expenses payable by Profound, were approximately US$40.25 million.

The net proceeds of the Offering are expected to be used: (i) to fund the continued commercialization of the TULSA-PRO® system in the United States, (ii) to fund the continued development and commercialization of the TULSA-PRO® system and the Sonalleve® system globally, and (iii) for working capital and general corporate purposes.

The Offering was completed pursuant to an underwriting agreement between the Company and Raymond James Ltd. and Lake Street Capital Markets as co-lead underwriters and joint bookrunners. Titan Partners Group, a division of American Capital Partners, acted as lead manager for the Offering. Stifel, Nicolaus & Company, Incorporated acted as an advisor to the Company. The Offering took place in each of the provinces and territories of Canada, except the province of Québec, and in the United States.

In connection with the Offering, the Company filed a final prospectus supplement (the “Final Prospectus Supplement”) to its short form base shelf prospectus dated July 10, 2024 (the “Base Shelf Prospectus”) in each of the provinces and territories of Canada relating to the Offering. The Final Prospectus Supplement was also filed in the United States with the U.S. Securities and Exchange Commission (the “SEC”) as part of the Company’s effective registration statement on Form F-10 (File no. 333-280236), as amended, previously filed under the multijurisdictional disclosure system adopted by the United States. A preliminary prospectus supplement relating to the Offering was filed in each of the provinces and territories of Canada and in the United States with the SEC on December 5, 2024.

The Base Shelf Prospectus and the Final Prospectus Supplement are accessible on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov. The Common Shares were offered under the Final Prospectus Supplement.

No securities regulatory authority has either approved or disapproved of the contents of the news release or this material change report. The news release and this material change report shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any province, territory, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, territory, state or jurisdiction.

In connection with the Offering, Tom Tamberrino, the Chief Commercial Officer of the Company, purchased 13,333 Common Shares. Mr. Tamberrino is a related party (within the meaning of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”)) and such issuance is considered a “related party transaction” for the purposes of MI 61-101. The Offering did not result in a material change in the percentage holdings of any related party of the Company. Such related party transaction is exempt from the formal valuation and minority shareholder approval requirements of MI 61-101 as neither the fair market value of the Common Shares issued to the related party, nor the consideration paid by the related party exceeds 25% of the Company's market capitalization. The Board of Directors of the Company has unanimously approved the Private Placement. The proceeds raised under the Private Placement from the related party subscriptions will be used for corporate development and general working capital purposes. The Company does not expect the related party subscriptions to have any impact on the Company's business and affairs. The purchasers of the Common Shares and the extent of such participation were not finalized until shortly prior to the completion of the Offering. Accordingly, it was not possible to publicly disclose details of the nature and extent of related party participation in the transactions contemplated hereby pursuant to a material change report filed at least 21 days prior to the completion of such transactions.

5.2	Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on subsection 7.1(2) of the National Instrument 51-102

Not applicable.

7.	Omitted Information

No information has been omitted in this material change report on the basis that it is confidential information.

8.	Executive Officer

The following is the name and business telephone number of an executive officer of the Company who is knowledgeable about the material change and this report.

Rashed Dewan

(647) 476-1350

rdewan@profoundmedical.com

9.	Date of Report

December 16, 2024